United States Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100F Street NE

Washington D.C. 20549

United States of America

Attention:	Cheryl Brown Daniel Morris

1 March 2024

Re:	VivoPower International PLC (the “Company”) Amendment No. 1 to Registration Statement on Form F-3 Filed February 16, 2024 File No. 333-276509

Ladies and Gentlemen,

I am writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporate Finance of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the above referenced registration statement amendment, which was initially filed on January 12, 2024 (the “Registration Statement”), and amended on February 16, 2024 (“Amendment No. 1”), contained in the Staff’s letter dated February 28, 2024 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects the Company’s responses to the comments received from the Staff. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in Amendment No. 2. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 2.

Amendment No.1 to Registration Statement on Form F-3

Exhibits

1. We note that the opinion continues to contain limitations on reliance. Please instruct your counsel to remove these limitations, including, for example, language in section 4.3 that your opinion is for “information only and on a non-reliance basis” and limitations in 4.2, 4.4, and 4.5. In addition, instruct your counsel to clarify the meaning of the statements in 4.1.3, 4.1.4 and 4.1.5 that the debt securities, warrants, and rights are "subject always to the [securities] which have been contemplated by the registration statement and base prospectus." Refer to Staff Legal Bulletin No. 19.

Response: The Company has obtained a revised legality opinion, which is filed as Exhibit 5.1 to Amendment No. 2 in response to the Staff’s comment.

Please do not hesitate to contact me with any questions or comments regarding this letter.

Yours faithfully,

/s/ Kevin Chin

……………………………………………….

Kevin Chin

Chief Executive Officer

VivoPower International PLC 18th Floor, The Scalpel 52 Lime Street, London EC3M 7AF www.vivopower.com